05011138

Michael Page

INTERNATIONAL

dlw 9/13

MICHAEL PAGE INTERNATIONAL PLC

INTERIM REPORT 2005

[82-5162]

Regulatory Announcement

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RECEIVED 2005 SEP 12

Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	12:13 30-Aug-05
Number	5913Q

Michael Page INTERNATIONAL

RNS Number:5913Q
Michael Page International PLC
30 August 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF DIRECTOR

C-H DUMON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

BENEFICIAL SHAREHOLDING

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

C-H DUMON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

OWN HOLDING

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

DISPOSAL

7) Number of shares/amount of stock acquired

-

8) Percentage of issued Class

-

9) Number of shares/amount

of stock disposed

40,000

10) Percentage of issued Class

0.01%

11) Class of security

ORDINARY

12) Price per share

£2.4978

13) Date of transaction

30/08/2005

14) Date company informed

30/08/2005

15) Total holding following this notification

1,332,997

16) Total percentage holding of issued class following this notification

0.40%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number.

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

-

24) Name of contact and telephone number for queries

STEPHEN PUCKETT 01932 264144

25) Name and signature of authorised company official responsible for making this notification J. TATHAM

Date of Notification 30TH AUGUST 2005

This information is provided by RNS
The company news service from the London Stock Exchange

END

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A global organisation

Michael Page is one of the world's leading professional recruitment consultancies, specialising in the placement of candidates in permanent, contract, temporary and interim positions with clients around the world. The Group has operations in the UK, Continental Europe, Asia Pacific and The Americas and focuses on the areas of Accounting, Tax and Treasury, Banking and Financial Markets, Marketing, Retail, Sales, Legal, IT & Technology, Human Resources, Engineering & Manufacturing, Procurement & Supply Chain, Consultancy/ Strategy/Change and Secretarial.

An established brand

The Group has established a leading presence in many of the key markets for professional recruitment around the world and has positioned itself in certain other markets, which offer the opportunity for future growth. Within its current largest markets, Michael Page has also built a regional presence, including in the UK, France and Australia. Consequently the Michael Page brand is among the most widely recognised brands in the professional recruitment industry.

A market leader

The role of a recruitment consultancy is to act as an intermediary, identifying and sourcing suitably qualified candidates on behalf of its clients. Candidates are recruited either for permanent or contract positions (typically for a fixed term) or on a temporary basis. Within the overall recruitment industry, the market for professional recruitment services is a specialist sector which has developed more recently. Michael Page is widely recognised as leading the development of this market around the world.

£250.4m
Group Turnover

£128.2m
Gross Profit

£30.5m
Profit before taxation

Chairman's Statement

It is a pleasure to report another set of strong results for the Group well ahead of expectations set at the start of the year. While the UK, Asia Pacific and the Americas continued to grow strongly, the most encouraging aspect of the first half has been the improved performance of our Continental European businesses.

These interim results are our first set of results prepared under International Financial Reporting Standards (IFRS). While the application of IFRS has no significant impact on the reported results for the Group, the results for 2004 have been restated in accordance with IFRS. Reconciliation of prior periods' results to those restated under IFRS are shown in Note 10.

The Group's turnover for the six months ended 30 June 2005 increased by 22.4% to £250.4m (2004: £204.6m) and gross profit increased 27.6% to £128.2m (2004: £100.4m). The Group's business model with inherent high operational gearing combined with management's close attention to costs has resulted in operating profit increasing by 78.8% to £30.6m (2004: £17.1m). Profit before tax was £30.5m (2004: £17.2m).

We have continued to invest sensibly in our global office network and increasing our own people resources. At 30 June 2005 our staff numbers have increased to 2,747 (2004: 2,435) operating from 112 offices in 16 countries. During the period we opened new offices in Chatswood, North Sydney in Australia, Amersfoort in The Netherlands and Liverpool in the UK. Our ongoing organic expansion programme will continue in the second half and as part of this we will, during the third quarter, open an office in Toronto in Canada and Warsaw in Poland.

We generated significantly higher growth in gross profit from permanent placements (+31.2%) than from temporary placements (+18.9%). In the first half of 2005, the mix of the Group's turnover and gross profit between permanent and temporary placements was 39:61 (2004: 37:63) and 73:27 respectively (2004: 71:29). The gross margin on temporary placements increased to 22.9% (2004: 22.7%).

UNITED KINGDOM

Turnover of the UK operations increased by 14.7% to £127.9m (2004: £111.5m), gross profit increased by 18.5% to £62.9m (2004: £53.1m) and operating profit increased by 42.3% to £15.5m (2004: £10.9m). Excluding our Scottish operations which are now managed separately from the rest of the UK, gross profit from Finance and Accounting increased by 11%, Marketing, Sales and Retail increased by 19% and the other disciplines increased by 50%. In Scotland gross profit increased by 29%.

CONTINENTAL EUROPE

Turnover of the Continental European operations increased by 29.1% to £77.2m (2004: £59.8m), gross profit increased by 37.2% to £40.7m (2004: £29.7m) and operating profit increased more than five fold to £7.8m (2004: £1.3m). Our largest business in this region is in France, which currently contributes just under 50% of the region's gross profit. The French business returned to growth towards the end of the fourth quarter of 2004 and this growth rate strengthened in the first half of 2005 to 14%. Elsewhere in the region our businesses are all performing well, gaining market share and collectively growing gross profit by 68%.

ASIA PACIFIC

Turnover of the Asia Pacific operations increased by 33.6% to £37.3m (2004: £27.9m) and gross profit increased by 31.3% to £18.8m (2004: £14.3m). Operating profit increased by 38.9% to £6.6m (2004: £4.7m). Our largest business in the region, Australia continues to perform consistently well increasing gross profit by 25.8%. The other smaller businesses in the region grew at faster rates, particularly in Tokyo which benefited from increased investment in personnel and enlarged office space.

AMERICAS

In the Americas, turnover increased by 50.1% to £8.0m (2004: £5.3m) and gross profit increased by 71.8% to £5.7m (2004: £3.3m). Operating profit increased to £0.7m (2004: £0.2m). In the USA we are continuing to develop our finance and accounting businesses and build the Michael Page brand. In the second half we plan further investment with a new office in Toronto, Canada and another office on the Eastern seaboard of the USA. In Brazil, gross profit more than doubled as we benefited from increased investment and our strong market position.

TAXATION AND EARNINGS PER SHARE

The charge for taxation is based on the expected effective annual tax rate of 26.0% (2004: 34.8% before exceptional items) on profit before taxation. The effective rate is substantially lower than in 2004 due to the anticipated utilisation and recognition of prior years' tax losses.

In 2004 the Restricted Share Scheme, established at the time of flotation, vested and gave rise to a deduction for tax purposes in the UK and certain other tax jurisdictions. These deductions gave rise to a tax credit of £9.0m which was recorded as an exceptional item in 2004.

Basic earnings per share for the six months ended 30 June 2005 was 6.6p (2004: 5.6p) and before exceptional items adjusted earnings per share was 6.6p (2004: 3.1p).

CASH FLOW AND SHARE REPURCHASES

The Group started the year with net cash of £12.2m. In the first half we generated £20.1m from operations after funding a £14.1m increase in working capital reflecting the increased activity. Tax paid was £1.2m, benefiting from the exceptional tax credit and net capital expenditure was £2.9m. During the first half £24.9m was spent repurchasing 12.8m shares at an average price of 193.3p. After paying £9.4m of dividends in the first half, the Group had net debt of £6.1m at 30 June 2005.

DIVIDENDS

As previously stated, it is the Board's intention to pay dividends at a level which it believes is sustainable throughout economic cycles and to continue to use share repurchases to return surplus cash to shareholders. The Board has decided to increase the interim dividend by 20% to 1.5p (2004: 1.25p) per share. The interim dividend will be paid on 14th October 2005 to shareholders on the register at 16th September 2005.

CURRENT TRADING AND FUTURE PROSPECTS

We are greatly encouraged by our first half results and although we are now in the seasonally quieter summer period we are confident of further progress in the second half. We believe the business is well positioned and intend to continue to invest and expand the business during the second half of the year. Our third quarter trading update will be issued on 5 October 2005.

Adrian Montague
Chairman

15 August 2005

Unaudited Consolidated Income Statement

for the six months ended 30 June 2005

	Note	Six months ended 30 June 2005 £'000	As restated Six months ended 30 June 2004 £'000	As restated Year ended 31 December 2004 £'000
Turnover	2	**250,415**	204,568	433,731
Cost of sales		**(122,247)**	(104,123)	(223,090)
Gross profit	2	**128,168**	100,445	210,641
Administrative expenses		**(97,586)**	(83,342)	(171,783)
Operating profit	2	**30,582**	17,103	38,858
Net finance (costs)/income		**(38)**	144	1
Profit before tax		**30,544**	17,247	38,859
Income tax (expense)/credit	3	**(7,942)**	2,689	(4,523)
Profit for the period		**22,602**	19,936	34,336
Attributable to:				
Equity holders of the parent		**22,602**	19,936	34,336
Earnings per share				
Basic earnings per share (pence)	5	**6.6**	5.6	9.8
Diluted earnings per share (pence)	5	**6.5**	5.6	9.7

The above results relate to continuing operations

Unaudited Consolidated Statement of Changes in Equity

at 30 June 2005

	Share capital £'000	Treasury shares £'000	Capital redemption reserve £'000	EBT reserve £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2004 (as restated)	**3,637**	**-**	**113**	**(9,871)**	**-**	**67,628**	**61,507**
Currency translation differences	-	-	-	-	(1,500)	-	(1,500)
Net expense recognised directly in equity	-	-	-	-	(1,500)	-	(1,500)
Profit for the six months ended 30 June 2004	-	-	-	-	-	19,936	19,936
Total recognised (expense)/income for the period	-	-	-	-	(1,500)	19,936	18,436
Purchase of own shares	(65)	(4,348)	65	-	-	(10,999)	(15,347)
Credit in respect of share schemes	-	-	-	-	-	502	502
Dividends	-	-	-	-	-	(8,248)	(8,248)
	(65)	(4,348)	65	-	-	(18,745)	(23,093)
Balance at 30 June 2004 (as restated)	**3,572**	**(4,348)**	**178**	**(9,871)**	**(1,500)**	**68,819**	**56,850**
Balance at 1 July 2004	**3,572**	**(4,348)**	**178**	**(9,871)**	**(1,500)**	**68,819**	**56,850**
Currency translation differences	-	-	-	-	1,312	-	1,312
Net income recognised directly in equity	-	-	-	-	1,312	-	1,312
Profit for the six months ended 31 December 2004	-	-	-	-	-	14,400	14,400
Total recognised income for the period	-	-	-	-	1,312	14,400	15,712
Purchase of own shares	-	(8,774)	-	-	-	-	(8,774)
Credit in respect of share schemes	-	-	-	-	-	1,057	1,057
Dividends	-	-	-	-	-	(4,345)	(4,345)
	-	(8,774)	-	-	-	(3,288)	(12,062)
Balance at 31 December 2004 (as restated)	**3,572**	**(13,122)**	**178**	**(9,871)**	**(188)**	**79,931**	**60,500**
Balance at 1 January 2005	**3,572**	**(13,122)**	**178**	**(9,871)**	**(188)**	**79,931**	**60,500**
Currency translation differences	-	-	-	-	(203)	-	(203)
Net expense recognised directly in equity	-	-	-	-	(203)	-	(203)
Profit for the six months ended 30 June 2005	-	-	-	-	-	22,602	22,602
Total recognised (expense)/income for the period	-	-	-	-	(203)	22,602	22,399
Purchase of own shares	-	(24,920)	-	-	-	-	(24,920)
Credit in respect of share schemes	-	-	-	-	-	1,360	1,360
Dividends	-	-	-	-	-	(9,444)	(9,444)
	-	(24,920)	-	-	-	(8,084)	(33,004)
Balance at 30 June 2005	**3,572**	**(38,042)**	**178**	**(9,871)**	**(391)**	**94,449**	**49,895**

Unaudited Consolidated Balance Sheet

at 30 June 2005

	Note	30 June 2005 £'000	As restated 30 June 2004 £'000	As restated 31 December 2004 £'000
Non-current assets				
Intangible assets - Goodwill		**1,539**	1,539	1,539
- Computer software		**2,448**	2,299	2,194
Property, plant and equipment		**18,352**	18,770	18,739
Deferred tax assets		**6,891**	2,914	2,423
Trade and other receivables		**1,756**	1,374	1,692
		30,986	26,896	26,587
Current assets				
Trade and other receivables		**102,399**	78,201	86,214
Current tax receivable		**623**	9,932	1,183
Cash and cash equivalents	7	**14,984**	12,140	12,532
		118,006	100,273	99,929
Total assets	2	**148,992**	127,169	126,516
Current liabilities				
Trade and other payables		**(62,397)**	(51,066)	(60,694)
Bank overdrafts and loans	7	**(21,035)**	(11,350)	(317)
Current tax payable		**(12,406)**	(4,458)	(1,450)
Provisions for liabilities and charges		**(480)**	(712)	(576)
		(96,318)	(67,586)	(63,037)
Non-current liabilities				
Trade and other payables		**(2,166)**	(1,103)	(1,678)
Provisions for liabilities and charges		**(394)**	(914)	(612)
Deferred tax liabilities		**(219)**	(716)	(689)
		(2,779)	(2,733)	(2,979)
Total liabilities		**(99,097)**	(70,319)	(66,016)
Net assets		**49,895**	56,850	60,500
Capital and reserves				
Called-up share capital		**3,572**	3,572	3,572
Capital redemption reserve		**178**	178	178
EBT reserve		**(9,871)**	(9,871)	(9,871)
Treasury shares		**(38,042)**	(4,348)	(13,122)
Currency translation reserve		**(391)**	(1,500)	(188)
Retained earnings		**94,449**	68,819	79,931
Total equity		**49,895**	56,850	60,500

Unaudited Consolidated Cash Flow Statement

for the six months ended 30 June 2005

	Note	Six months ended 30 June 2005 £'000	As restated Six months ended 30 June 2004 £'000	As restated Year ended 31 December 2004 £'000
Cash generated from operations	6	**20,063**	7,992	35,690
Income tax paid		**(1,216)**	(4,364)	(4,825)
Net cash from operating activities		**18,847**	3,628	30,865
Cash flows from investing activities				
Purchases of property, plant and equipment		**(3,187)**	(2,362)	(5,324)
Purchases of computer software		**(611)**	(285)	(500)
Proceeds from the sale of property, plant and equipment		**921**	900	1,416
Interest received		**193**	244	369
Net cash used in investing activities		**(2,684)**	(1,503)	(4,039)
Cash flows from financing activities				
Dividends paid		**(9,444)**	(8,248)	(12,593)
Interest paid		**(216)**	(78)	(367)
Purchase of own shares		**(24,920)**	(15,347)	(24,120)
Proceeds from short-term loan		**-**	10,600	-
Net cash used in financing activities		**(34,580)**	(13,073)	(37,080)
Net decrease in cash and cash equivalents		**(18,417)**	(10,948)	(10,254)
Cash and cash equivalents at the beginning of the period		**12,215**	22,434	22,434
Net cash inflow from short-term loans		**-**	(10,600)	-
Exchange gains/(losses) on cash and cash equivalents		**151**	(96)	35
Cash and cash equivalents at the end of the period	7	**(6,051)**	790	12,215

Notes to the unaudited financial information

1. Accounting policies

The consolidated interim financial statements are for the six months ended 30 June 2005. They have been prepared under the historical cost convention and in accordance with current International Financial Reporting Standards (IFRSs), and are covered by IFRS 1, "First-time Adoption of International Financial Reporting Standards", because they are part of the period covered by the Group's first IFRS financial statements for the year ended 31 December 2005. The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out on page 22.

The policies set out below have been consistently applied to all the periods presented. The Group has made use of the exemption available under IFRS 1 where cumulative translation differences for all foreign operations are deemed to be zero at the date of transition. The Group has also taken the exemption not to apply IFRS2 "Share-based Payment" to share options granted before 7 November 2002. Additionally, as permitted by IFRS 1, the Group has adopted IAS 32 "Financial instruments: disclosure and presentation" and IAS 39 "Financial instruments: recognition and measurement", prospectively from 1 January 2005.

The Group's consolidated financial statements were prepared in accordance with United Kingdom Generally Accepted Accounting Principles (UK GAAP) until 31 December 2004. UK GAAP differs in some areas from IFRS. In preparing the 2005 consolidated interim financial statements, management has amended certain accounting and valuation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of 2004 were restated to reflect these adjustments as disclosed in the reconciliations, and descriptions of the effect of the transition from UK GAAP to IFRS on the Group's equity and its net income and cash flows are shown in Note 10.

The interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRS in issue that either are endorsed by the EU and effective (or available for early adoption) at 31 December 2005 or are expected to be endorsed and effective (or available for early adoption) at 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs. In addition, the adopted IFRS that will be effective (or available for early adoption) in the annual financial statements for the year ending 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ending 31 December 2005.

The comparative figures for the year ended 31 December 2004, prior to the adjustments required on transition to IFRS as described below and in Note 10, have been extracted from the Group's financial statements, a copy of which has been delivered to the Registrar of Companies. The auditors' report on those statements was unqualified and did not include a statement under Section 237(2) or (3) of the Companies Act 1985. The interim financial information does not constitute statutory accounts as defined under Section 240 of the Companies Act 1985.

The adoption of the above IFRS did not result in substantial changes to the Group's accounting policies under UK GAAP and as set out in the Group's financial statements for the year ended 31 December 2004. In summary:

- IAS 1 "Presentation of Financial Statements" and IAS 7 "Cash Flow Statements" have affected the overall presentation and certain disclosures.
- IAS 10 "Events After the Balance Sheet Date" has the effect of prohibiting the recognition of the final dividend as a liability until shareholder approval has been received. Under FRS 12 "Provisions, contingent liabilities and contingent assets", a liability was recognised.
- IAS 14 "Segment Reporting" has no material effect on the Group's policy. The Group continues to operate in only one business segment being that of recruitment services, and this has been identified as the Group's primary segment. Geography is the Group's secondary segment.
- IAS 21 "The Effects of Changes in Foreign Exchange Rates" has no material effect on the Group's policy. All material Group entities have the same functional currency as their measurement currency.
- IAS 24 "Related Party Disclosures" has affected the identification of related parties and some other related-party disclosures.
- The adoption of IFRS 2 "Share-based Payment" has resulted in a change in the accounting policy for share-based payments. Under UK GAAP, the provision of share-based payments to employees did not result in a charge in the income statement. Under IFRS, the Group charges the cost of share-based payments to the income statement over the vesting period.
- The adoption of IFRS 3 "Business Combinations", IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets" have resulted in a change in the accounting policy for goodwill. Under UK GAAP, goodwill was amortised on a straight line basis over a period of 20 years and assessed for an indication of impairment at each balance sheet date. In accordance with the provisions of IFRS 3, the Group ceased amortisation of goodwill from 1 January 2005. Accumulated amortisation as at 31 December 2004 has been eliminated with a corresponding decrease in the cost of goodwill. From the year ended 31 December 2005 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

  The Group has reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

  The remaining standards are either not applicable to the business or have no material effect on the Group's policies.

1. Accounting policies (continued)

All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. The revised accounting policies now followed by the Group are shown below.

Turnover and income recognition

Turnover, which excludes value added tax ("VAT"), constitutes the value of services undertaken by the Group as its principal activities, which are recruitment consultancy and other ancillary services. These consist of:

- Turnover from temporary placements, which represents amounts billed for the services of temporary staff including the salary cost of these staff. This is recognised when the service has been provided;
- Turnover from permanent placements, which is based on a percentage of the candidate's remuneration package, and is derived from both retained assignments (income recognised on completion of defined stages of work) and non-retained assignments (income recognised at the date an offer is accepted by a candidate, and where a start date has been determined). The latter includes turnover anticipated, but not invoiced, at the balance sheet date, which is correspondingly accrued on the balance sheet within "Trade and other receivables". A provision is made against accrued income for possible cancellations of placements prior to, or shortly after, the commencement of employment; and
- Turnover from amounts billed to clients for expenses incurred on their behalf (principally advertisements) and is recognised when the expense is incurred.

Cost of sales

Cost of sales consists of the salary cost of temporary staff and costs incurred on behalf of clients, principally advertising costs.

Gross profit

Gross profit is represented by turnover less cost of sales and consists of the total placement fees of permanent candidates, the margin earned on the placement of temporary candidates and advertising income.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in sterling, which is the Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the respective functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

(c) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

(ii) income and expenses for each income statement are translated at average exchange rates; and

(iii) all resulting exchange differences are recognised as a separate component of equity.

1. Accounting policies (continued)

Intangible assets

Intangible fixed assets are stated at original cost less annual impairment (in the case of goodwill) or accumulated amortisation (in the case of computer software). Amortisation is calculated to write off the cost less estimated residual value of the asset evenly over its expected useful life.

Goodwill	Annually impaired where required
Computer software	20% per annum

Property, plant and equipment

Property, plant and equipment are stated at original cost less accumulated depreciation. Depreciation is calculated to write off the cost less estimated residual value of each asset evenly over its expected useful life at the following rates:

Leasehold improvements	10% per annum or period of lease if shorter
Furniture, fixtures and equipment	10-20% per annum
Motor vehicles	25% per annum

Investments

Fixed asset investments are stated at cost less provision for impairment.

Impairment of assets

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Taxation

The charge for taxation is provided at rates of corporation tax ruling during the accounting period.

Deferred tax is provided in full, using the liability method, on temporary differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Temporary differences arise between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered.

Pension costs

The Group operates defined contribution pension schemes. The assets of the schemes are held separately from those of the Group in independently administered funds. The pension costs charged to the income statement represent the contributions payable by the Group to the funds during each period.

Leased assets

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss. Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are also spread on a straight-line basis over the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classed as operating leases. Rentals under operating leases are charged to the income statement on a straight line basis over the term of the lease.

1. Accounting policies (continued)

Segment reporting

The consolidated entity operates in one business segment being that of recruitment services (primary segment). As a result no additional business segment information is required to be provided. The consolidated entity operates in four geographic segments (secondary segment), the United Kingdom, Continental Europe, Asia Pacific and the Americas.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

Share-based compensation

The Group operates a number of equity-settled, share-based compensation plans. Their subsequent accounting treatments are described below:

Share option schemes

The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, earnings per share). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the estimate of the number of options that are expected to become exercisable is revised. The Group recognises the impact of the revision of original estimates, if any, in the income statement, and the corresponding adjustment to equity over the remaining vesting period.

Deferred Annual Bonus and Long Term Incentive Plans

Where deferred awards are made to directors and senior executives under either the Incentive Share Plan or the Annual Bonus Scheme, to reflect that the awards are for services over a longer period, the value of the expected award is charged to the income statement on a straight line basis over the vesting period to which the award relates.

Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within current liabilities on the balance sheet.

2. Segment analysis

Business is the Group's primary segment. The consolidated entity operates in one business segment being that of recruitment services. As a result, no additional business segment information is required to be provided. The Group's secondary segment is geography. The segment results by geography are shown below:

(a) Turnover and gross profit by geographic region

		Turnover			Gross Profit		
		Six months ended		Year ended	Six months ended		Year ended
		30 June 2005 £'000	30 June 2004 £'000	31 December 2004 £'000	**30 June 2005 £'000**	30 June 2004 £'000	31 December 2004 £'000
United Kingdom		**127,876**	111,474	234,822	**62,946**	53,140	109,984
Continental Europe		**77,228**	59,836	124,293	**40,719**	29,670	61,503
Asia Pacific	Australia	**30,230**	22,959	51,286	**12,365**	9,830	21,105
	Other	**7,077**	4,966	11,484	**6,440**	4,489	10,429
	Total	**37,307**	27,925	62,770	**18,805**	14,319	31,534
Americas		**8,004**	5,333	11,846	**5,698**	3,316	7,620
		250,415	204,568	433,731	**128,168**	100,445	210,641

(b) Segment assets and capital expenditure by geographic region

		Total assets			Capital expenditure		
		Six months ended		Year ended	Six months ended		Year ended
		30 June 2005 £'000	30 June 2004 £'000	31 December 2004 £'000	**30 June 2005 £'000**	30 June 2004 £'000	31 December 2004 £'000
United Kingdom		**60,981**	57,388	55,897	**1,821**	1,368	3,106
Continental Europe		**59,533**	45,176	50,222	**852**	655	1,404
Asia Pacific	Australia	**14,069**	7,333	10,134	**176**	245	610
	Other	**7,230**	3,670	5,157	**408**	53	98
	Total	**21,299**	11,003	15,291	**584**	298	708
Americas		**6,556**	3,670	3,923	**541**	326	606
Segment assets/capital expenditure		**148,369**	117,237	125,333	**3,798**	2,647	5,824
Income tax assets		**623**	9,932	1,183			
Total assets		**148,992**	127,169	126,516			

2. Segment analysis (continued)

Segment assets consist primarily of property, plant and equipment, computer software, receivables and operating cash. The individual geographic segments exclude income tax assets. Capital expenditure comprises additions to property, plant and equipment, motor vehicles and computer hardware/software.

(c) Turnover and gross profit by discipline

	Turnover			Gross Profit		
	Six months ended		Year ended	Six months ended		Year ended
	30 June 2005 £'000	30 June 2004 £'000	31 December 2004 £'000	**30 June 2005 £'000**	30 June 2004 £'000	31 December 2004 £'000
Finance and accounting	**160,551**	138,244	290,151	**76,248**	61,936	129,687
Marketing and sales	**40,926**	35,188	73,985	**26,792**	21,975	44,894
Other	**48,938**	31,136	69,595	**25,128**	16,534	36,060
	250,415	204,568	433,731	**128,168**	100,445	210,641

(d) Operating profit by geographic region

			As restated	
		Six months ended		Year ended
		30 June 2005 £'000	30 June 2004 £'000	31 December 2004 £'000
United Kingdom		**15,464**	10,869	22,928
Continental Europe		**7,797**	1,330	4,101
Asia Pacific	Australia	**4,268**	3,247	7,551
	Other	**2,318**	1,494	3,883
	Total	**6,586**	4,741	11,434
Americas		**735**	163	395
Operating profit		**30,582**	17,103	38,858

The above analyses in notes (c) by discipline (being the professions of candidates placed), and (d) by operating profit have been included as additional disclosure over and above the requirements of IAS 14 "Segment Reporting".

3. Taxation

The charge for taxation is based on the expected annual tax rate of 26.0% on profit before taxation (30 June 2004: 36.6% before exceptional items, 31 December 2004: 34.8% before exceptional items). The exceptional item referred to in the comparative periods related to a tax deduction received as a result of the vesting of the Restricted Share Scheme in April 2004. This deduction for corporation tax purposes arose in various tax jurisdictions and resulted in a non-operating exceptional credit of £9.0m to the income tax charge.

4. Dividends

	Six months ended		Year ended
	30 June 2005 £'000	30 June 2004 £'000	31 December 2004 £'000
Amounts recognised as distributions to equity holders in the period:			
Final dividend for the year ended 31 December 2004 of 2.75p per ordinary share (2003: 2.3p)	**9,444**	8,248	8,248
Interim dividend for the period ending 30 June 2004 of 1.25p per ordinary share	**-**	-	4,345
	9,444	8,248	12,593
Amounts proposed as distributions to equity holders in the period:			
Proposed interim dividend for the six months ending 30 June 2005 of 1.5p per ordinary share (2004: 1.25p)	**4,987**	4,345	-

The proposed interim dividend had not been approved by the Board at 30 June 2005 and therefore is not included as a liability.
The comparative interim dividend at 30 June 2004 was also not recognised as a liability in the June comparatives.

An interim dividend of 1.5 pence (2004: 1.25 pence) per ordinary share will be paid on 14 October 2005 to shareholders on the register at the close of business on 16 September 2005.

5. Earnings per share ("EPS")

The calculation of the basic, diluted, and adjusted earnings per share is based on the following data:

		As restated	
	Six months ended		Year ended
	30 June 2005 £'000	30 June 2004 £'000	31 December 2004 £'000
Earnings			
Earnings after exceptional items for basic EPS (£'000)	**22,602**	19,936	34,336
Post tax exceptional items (£'000)	**-**	(9,000)	(9,000)
Earnings before exceptional items for adjusted EPS (£'000)	**22,602**	10,936	25,336
Number of shares			
Weighted average number of shares used for basic and adjusted EPS ('000)	**341,591**	356,689	351,555
Dilution effect of share plans	**5,617**	165	3,744
Diluted weighted average number of shares used for diluted EPS ('000)	**347,208**	356,854	355,299
Basic earnings per share (pence)	**6.6**	5.6	9.8
Diluted earnings per share (pence)	**6.5**	5.6	9.7
Adjusted earnings per share (pence)	**6.6**	3.1	7.2

All earnings are derived from continuing operations.

6. Cash flows from operating activities

	Six months ended	As restated	As restated
		Six months ended	Year ended
	30 June 2005 £'000	30 June 2004 £'000	31 December 2004 £'000
Profit before taxation	**30,544**	17,247	38,859
Depreciation and amortisation charges	**3,080**	3,225	6,404
(Profit)/loss on sale of fixed assets	**(150)**	(39)	53
Share scheme charges	**955**	556	1,178
Net finance cost/(income)	**38**	(144)	(1)
Operating cashflow before changes in working capital and provisions	**34,467**	20,845	46,493
Increase in receivables	**(17,096)**	(11,388)	(17,739)
Increase in payables	**3,008**	2,810	11,987
Decrease in provisions	**(316)**	(4,275)	(5,051)
Cash generated from operations	**20,063**	7,992	35,690

7. Cash and cash equivalents

	Six months ended	Six months ended	Year ended
	30 June 2005 £'000	30 June 2004 £'000	31 December 2004 £'000
Cash at bank and in hand	**11,103**	9,524	10,091
Short term deposits	**3,881**	2,616	2,441
	14,984	12,140	12,532

Cash and cash equivalents include the following for the purposes of the cash flow statement:

Cash at bank and short term deposits	**14,984**	12,140	12,532
Bank overdrafts	**(21,035)**	(11,350)	(317)
	(6,051)	790	12,215

8. Capital Commitments

The Group had capital commitments of £518,000 at 30 June 2005 (31 December 2004: £853,000).

9. Nature of financial information

The interim financial statements were approved by a committee of the Board of Directors on 15 August 2005.

Copies of this statement of interim results are available from the Company's Registrar - Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, at the Company's registered office - Page House, 39 - 41 Parker Street, London WC2B 5LN, and on the Company's website - www.michaelpage.co.uk

10. Adoption of IFRS in 2005

The accounting policies were changed on 1 January 2005 to comply with IFRS. The transition to IFRS is accounted for in accordance with IFRS 1 "First-Time Adoption of International Financial Reporting Standards" with 1 January 2004 as the date of transition. The changes in accounting policies as a consequence of the transition to IFRS are described below, and the reconciliations of the effects of the transition to IFRS are presented in the notes to the first IFRS financial statements. The revised accounting policies are described on pages 10 to 13.

The transition to IFRS resulted in the following changes in accounting policies:

Goodwill is not amortised but measured at cost less impairment losses. Under UK GAAP, goodwill was amortised on a straight line basis through profit and loss over its estimated useful economic life of 20 years. The effect of the change is an increase in equity and profit before tax of £48,000 and £96,000 at 30 June 2004 and 31 December 2004 respectively. The change does not affect equity or profit before tax at 1 January 2004. The change has no tax effect as deferred taxes are not recognised for temporary differences arising from goodwill for which amortisation is not deductible for tax purposes.

Dividends to shareholders declared after the balance sheet date but before the financial statements are authorised for issue are not recognised as a liability at the balance sheet date but are disclosed separately in the notes. Under UK GAAP dividends for the accounting year were recognised as a liability. The effect of the change is an increase in equity at 1 January 2004 of £8,234,000 and £9,470,000 at 31 December 2004.

Share option costs under UK GAAP were based on the intrinsic value of the option at the date of grant and as such, grants made under the Group's share option plans did not result in a charge to the profit and loss account. Under IFRS 2 "Share-based Payment", the Group measures the cost of all share options granted since 7 November 2002 that have not fully vested at the balance sheet date, using an option pricing model. A liability in respect of social charges has also been recognised in respect of the Group's share option schemes. This liability is fair valued at each half year.

Deferred tax relating to the new share option charges above have been recognised as a deferred tax asset.

Computer software has been reclassified from tangible fixed assets to intangible fixed assets.

Cumulative translation differences for all foreign operations have been deemed to be zero at the date of transition. After the date of transition, foreign exchange differences arising from the translation of accounts of overseas operations are shown as a currency translation reserve as a separate component of equity.

10. Adoption of IFRS in 2005 (continued)

Reconciliation of Profit

	Note	As at 30 June 2004 (comparable interim period under UK GAAP)			As at 31 December 2004 (end of last period presented under UK GAAP)		
		Under UK GAAP £'000	Effect of transition to IFRS £'000	Under IFRS £'000	Under UK GAAP £'000	Effect of transition to IFRS £'000	Under IFRS £'000
Turnover		204,568	-	204,568	433,731	-	433,731
Cost of sales		(104,123)	-	(104,123)	(223,090)	-	(223,090)
Gross profit		**100,445**	**-**	**100,445**	**210,641**	**-**	**210,641**
Administrative expenses	a, c	(82,826)	(516)	(83,342)	(170,604)	(1,179)	(171,783)
Operating profit		**17,619**	**(516)**	**17,103**	**40,037**	**(1,179)**	**38,858**
Net finance income		144	-	144	1	-	1
Profit before taxation		**17,763**	**(516)**	**17,247**	**40,038**	**(1,179)**	**38,859**
Income tax credit/(expense)	d	2,428	261	2,689	(4,933)	410	(4,523)
Profit for the period		**20,191**	**(255)**	**19,936**	**35,105**	**(769)**	**34,336**
Attributable to:							
Equity holders of the parent		**20,191**	**(255)**	**19,936**	**35,105**	**(769)**	**34,336**
Basic earnings per share (pence)		**5.7**	(0.1)	5.6	**10.0**	(0.2)	9.8
Diluted earnings per share (pence)		**5.7**	(0.1)	5.6	**9.9**	(0.2)	9.7

	Note	30 June 2004	31 December 2004
Profit UK GAAP		**20,191**	**35,105**
Goodwill not amortised after date of transition	a	**48**	**96**
Share option charges	c	**(564)**	**(1,275)**
Deferred tax on share scheme charges	d	**261**	**410**
		(255)	**(769)**
Profit IFRS		**19,936**	**34,336**

10. Adoption of IFRS in 2005 (continued)

Reconciliation of Equity

	Note	At 1 January 2004 (date of transition) Under UK GAAP £'000	Effect of transition to IFRS £'000	Opening IFRS Balance Sheet £'000	At 30 June 2004 (comparable interim period under UK GAAP) Under UK GAAP £'000	Effect of transition to IFRS £'000	Opening IFRS Balance Sheet £'000	At 31 December 2004 (end of last period presented under UK GAAP) Under UK GAAP £'000	Effect of transition to IFRS £'000	Opening IFRS Balance Sheet £'000
Non-current assets										
Goodwill	a	1,539	-	1,539	1,491	48	1,539	1,443	96	1,539
Computer software	e	-	2,444	2,444	-	2,299	2,299	-	2,194	2,194
Property, plant and equipment	e	23,101	(2,444)	20,657	21,069	(2,299)	18,770	20,933	(2,194)	18,739
Deferred income tax assets	d	1,345	1,416	2,761	1,302	1,612	2,914	254	2,169	2,423
Trade and other receivables		1,570	-	1,570	1,374	-	1,374	1,692	-	1,692
		27,555	**1,416**	**28,971**	**25,236**	**1,660**	**26,896**	**24,322**	**2,265**	**26,587**
Current assets										
Trade and other receivables		68,615	-	68,615	78,201	-	78,201	86,214	-	86,214
Current tax receivable		1,664	-	1,664	9,932	-	9,932	1,183	-	1,183
Cash and cash equivalents		23,211	-	23,211	12,140	-	12,140	12,532	-	12,532
		93,490	**-**	**93,490**	**100,273**	**-**	**100,273**	**99,929**	**-**	**99,929**
Total assets		**121,045**	**1,416**	**122,461**	**125,509**	**1,660**	**127,169**	**124,251**	**2,265**	**126,516**
Current liabilities										
Trade and other payables	b	(57,356)	8,234	(49,122)	(55,436)	4,370	(51,066)	(70,164)	9,470	(60,694)
Borrowings		(777)	-	(777)	(11,350)	-	(11,350)	(317)	-	(317)
Current tax payable		(2,886)	-	(2,886)	(4,458)	-	(4,458)	(1,450)	-	(1,450)
Provisions for liabilities and charges		(4,863)	-	(4,863)	(712)	-	(712)	(576)	-	(576)
		(65,882)	**8,234**	**(57,648)**	**(71,956)**	**4,370**	**(67,586)**	**(72,507)**	**9,470**	**(63,037)**
Non-current liabilities										
Trade and other payables	c	(444)	(759)	(1,203)	(337)	(766)	(1,103)	(461)	(1,217)	(1,678)
Provisions for liabilities and charges		(1,376)	-	(1,376)	(914)	-	(914)	(612)	-	(612)
Deferred tax liabilities	d	-	(727)	(727)	-	(716)	(716)	-	(689)	(689)
		(1,820)	**(1,486)**	**(3,306)**	**(1,251)**	**(1,482)**	**(2,733)**	**(1,073)**	**(1,906)**	**(2,979)**
Total liabilities		**(67,702)**	**6,748**	**(60,954)**	**(73,207)**	**2,888**	**(70,319)**	**(73,580)**	**7,564**	**(66,016)**
Net assets		**53,343**	**8,164**	**61,507**	**52,302**	**4,548**	**56,850**	**50,671**	**9,829**	**60,500**
Capital and reserves										
Called-up share capital		3,637	-	3,637	3,572	-	3,572	3,572	-	3,572
Capital redemption reserve		113	-	113	178	-	178	178	-	178
EBT reserve		(9,871)	-	(9,871)	(9,871)	-	(9,871)	(9,871)	-	(9,871)
Treasury shares		-	-	-	(4,348)	-	(4,348)	(13,122)	-	(13,122)
Currency translation reserve	f	-	-	-	-	(1,500)	(1,500)	-	(188)	(188)
Profit and loss account		59,464	8,164	67,628	62,771	6,048	68,819	69,914	10,017	79,931
Total equity		**53,343**	**8,164**	**61,507**	**52,302**	**4,548**	**56,850**	**50,671**	**9,829**	**60,500**

10. Adoption of IFRS in 2005 (continued)

Reconciliation of Equity (continued)

	Note	At 1 January 2004 (date of transition)	At 30 June 2004 (comparable interim period under UK GAAP)	At 31 December 2004 (end of last period presented under UK GAAP)
		Effect of transition to IFRS £'000	Effect of transition to IFRS £'000	Effect of transition to IFRS £'000
Total equity UK GAAP		53,343	52,302	50,671
Goodwill not amortised after date of transition	a	-	48	96
Dividend not recognised as a liability until paid	b	8,234	4,370	9,470
Social charges on share option schemes	c	(759)	(766)	(1,217)
Deferred tax on share schemes	d	689	896	1,480
Computer software now classified as intangible	e	-	-	-
Currency translation reserve	f	-	-	-
Total adjustments to equity		8,164	4,548	9,829
Total equity IFRS		61,507	56,850	60,500

There are no material adjustments to the cash flow statement in either period.

Independent review report to Michael Page International plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the consolidated income statement, the consolidated statement of changes in equity, the consolidated balance sheet, the consolidated cash flow statement and the related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority, which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards (IFRS)

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with IFRS as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. The accounting policies are consistent with those that the directors intend to use in the annual financial statements.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Deloitte & Touche LLP
Chartered Accountants
London

15 August 2005

[illegible] Parker Street, London WC2B 5LN
Tel: [illegible] 2000 Fax: 020 7269 2280
www.michaelpage.co.uk

Michael Page
INTERNATIONAL